MUSCLEPHARM CORPORATION

4721 Ironton Street, Building A

Denver, Colorado 80239

October 5, 2012

Jeffrey Riedler

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MusclePharm Corporation
Post-Effective Amendment No. 1 for Registration Statement on Form S-1 Filed August 6, 2012 File No. 333-178427

Mr. Riedler:

By letter dated August 14, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MusclePharm Corporation (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Post-Effective Amendment No. 1 for Registration Statement on Form S-1, filed on August 6, 2012 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

1.       Please amend your filing to include financial statements for the fiscal quarter ended June 30, 2012.

RESPONSE: We have amended the filing to include financial statements for the fiscal quarter ended June 30, 2012.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brad J. Pyatt

Brad J. Pyatt

Chief Executive Officer

MusclePharm Corporation